SUBSIDIARIES OF REGISTRANT


Tensleep Design, Inc. incorporated in May 10, 1999, in the State of Colorado and is doing business under that name.

Tensleep Finance.com, Inc. incorporated on November 10, 1999, in the State of Colorado and is doing business under that name.